

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Via E-mail
Chris A. Choate
Executive Vice President and Chief Financial Officer
AFS Sensub Corp.
2265B Renaissance Drive, Suite 17
Las Vegas, Nevada 89119

  Re: **AmeriCredit Automobile Receivables Trust 2012-1**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-05

     AmeriCredit Automobile Receivables Trust 2012-2
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-06

     AmeriCredit Automobile Receivables Trust 2012-3
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-07

     AmeriCredit Automobile Receivables Trust 2012-4
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-08

     AmeriCredit Automobile Receivables Trust 2013-5
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-14

     AmeriCredit Automobile Receivables Trust 2014-2
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 31, 2015
     File No. 333-170231-16

Dear Mr. Choate:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Forms 10-K

1. The Form 10-K must be signed either on behalf of the depositor by the senior officer in charge of securitization of the depositor or on behalf the issuing entity by the senior officer in charge of the servicing function of the servicer. It appears that in each of your Forms 10-K reference above, the senior officer in charge of securitization of the depositor has signed on behalf of the issuing entity, which is not permissible. See General Instruction J to Form 10-K. We note that you have previously represented to SEC staff that you recently modified the Form 10-K filings so that they are signed by the registrant in its capacity as depositor. See response letter dated May 5, 2014 from AFS Sensub Corp. in response to SEC staff comment letter dated April 21, 2014. Please tell us which entity you intended to have sign the Forms 10-K and amend your filings as necessary. Please also confirm that in all future filings for which you are the depositor, the Forms 10-K will be correctly signed by the appropriate officer and entity.

Exhibit 31.1 to Forms 10-K

2. We note that the Certifications filed as Exhibit 31.1 for each of the Forms 10-K referenced above include the version of paragraph four that is to be used when the servicer signs the Form 10-K reports; however, it appears that the depositor signed each of the Form 10-K reports. Please amend your Form 10-K for each issuing entity referenced above, and as necessary, for all other issuing entities for which you filed a Form 10-K for the fiscal year ended December 31, 2014 to provide a certification that includes the correct version of paragraph four. We note that we issued a similar comment in our letter dated April 21, 2014 with respect to AmeriCredit Automobile Receivables Trusts 2012-5, 2013-1, 2013-2, and 2013-3, and you made representations to SEC staff that the incorrect paragraph was included in error and that you would amend all Forms 10-K filed for the fiscal year ended December 21, 2013 to include the depositor version of paragraph four. See response letter dated May 5, 2014 from AFS Sensub Corp. in response to SEC staff comment letter dated April 21, 2014. Please also confirm that, in future filings for these and any other transactions for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item

601(b)(31)(ii) of Regulation S-K.

<u>Exhibit 33.1 to Forms 10-K</u>

3. In each assessment of compliance provided by AmeriCredit Financial Services, Inc. and filed as Exhibit 33.1, the servicer includes a reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please be advised that on December 9, 2014, the SEC Division of Corporation Finance revised its publicly available interpretations as Compliance and Disclosure Interpretations ("C&DIs") and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that in all future filings, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel

cc: Ellen Billings, GM Financial
       Trey Brown, GM Financial